August 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Capitala Finance Corp.
Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

On behalf of Capitala Finance Corp., enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following:

  1. Copy of the fidelity bond covering Capitala Finance Corp.;

  2. A Certificate of the Secretary of Capitala Finance Corp. containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond; and

  3. Premiums have been paid for the period beginning September 20, 2016 through September 20, 2017.

If you have any questions about this filing, please contact the undersigned at 704-376-5502.

Sincerely,

/s/ John F. McGlinn

John F. McGlinn
Chief Operating Officer, Treasurer and Secretary
Capitala Finance Corp.

CERTIFICATE OF SECRETARY

The undersigned, John F. McGlinn, Chief Operating Officer, Treasurer and Secretary of Capitala Finance Corp., a Maryland corporation, does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of Capitala Finance Corp.'s fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of Capitala Finance Corp., and has custody of the corporate records of Capitala Finance Corp. and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolution approved by the Board of Directors of Capitala Finance Corp., including a majority of the Board of Directors who are not "interested persons" of Capitala Finance Corp., approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period beginning September 20, 2016 through September 20, 2017.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 24th day of August, 2016.

/s/ John F. McGlinn

John F. McGlinn
Chief Operating Officer, Treasurer and Secretary
Capitala Finance Corp.

EXCERPT FROM THE MINUTES OF THE BOARD OF
DIRECTORS' MEETING OF CAPITALA FINANCE CORP.
HELD AUGUST 4, 2016

<u>**Approval of Fidelity Bond**</u>

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the ***"1940 Act"***), and Rule 17g-1(a) thereunder, requires each business development company (a ***"BDC"***), such as Capitala Finance Corp. (the ***"Company"***), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a ***"covered person"***); <u>and</u>

WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a ***"single insured bond"***), <u>or</u> (iii) a bond which names the Company and one or more other parties as insureds (a ***"joint insured bond"***), as permitted by Rule 17g-1; <u>and</u>

WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the ***"Disinterested Directors"***) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule; <u>and</u>

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices; <u>and</u>

WHEREAS, the Board of Directors, including all of the Disinterested Directors, have previously received and reviewed a copy of the current fidelity bond issued by The Chubb Group, a reputable fidelity insurance company, in the amount equal to $2,500,000 (the ***"Current Fidelity Bond"***); <u>and</u>

WHEREAS, the Board of Directors, including all of the Disinterested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board of Directors, including such Disinterested Directors;

NOW THEREFORE BE IT RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the Current Fidelity Bond, including the amount of coverage, form and premium for such bond be, and hereby are, approved; <u>and</u>

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause a new fidelity bond (the ***"New Fidelity Bond"***) to be issued by The Chubb Group upon expiration of the Company's Current Fidelity Bond; <u>provided</u>, that (i) such New Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, including with respect to the amount of coverage and form for such bond, and (ii) the premium for the New Fidelity Bond is no greater than 110% of the premium paid for the Current Fidelity Bond; and

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the New Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are approved; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and

FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the New Fidelity Bond with the U.S. Securities and Exchange Commission; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company (the *"Authorized Officers"*) shall be the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Compliance Officer and the Secretary of the Company.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
BOND FORM B

NAME OF ASSURED (including its **Subsidiaries):**

CAPITALA FINANCE CORP

4201 CONGRESS STREET, SUITE 360
CHARLOTTE, NC 28209

Bond Number: 70437189

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on   September 20, 2016
                 to 12:01 a.m. on   September 20, 2017

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $2,500,000

ITEM 3. SINGLE LOSS LIMITS OF LIABILITY - DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$ 2,500,000	$ 0
B. Trade or Loan	$ 2,500,000	$ 50,000
C. Partner	$ Not Covered	$ Not Covered
2. On Premises	$ 2,500,000	$ 50,000
3. In Transit	$ 2,500,000	$ 50,000
4. Forgery or Alteration	$ 2,500,000	$ 50,000
5. Extended Forgery	$ 2,500,000	$ 50,000
6. Counterfeit Money	$ 2,500,000	$ 50,000
7. Computer System	$ 2,500,000	$ 50,000
8. Facsimile Signature	$ 100,000	5,000

ITEM 4. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 8

ITEM 5. ORGANIZATIONS TO BE NOTIFIED OF TERMINATION:

SEC

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President



Countersigned by _____ August 18, 2016 _____

_____
Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Dishonesty

1. A. Employee

Loss resulting directly from dishonest acts, other than stated in 1.B. below, of any **Employee,** committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee,** which result in improper personal financial gain to either such **Employee** or other natural person acting in collusion with such **Employee,** or which acts were committed with the intent to cause the ASSURED to sustain such loss.

B. Trade or Loan

Loss resulting directly from dishonest acts of any **Employee,** committed alone or in collusion with others except with a director or trustee of the ASSURED who is not an **Employee,** which arises totally or partially from:

(1) any **Trade,** or

(2) any **Loan,**

provided, however, the ASSURED shall first establish that the loss was directly caused by dishonest acts of any **Employee** which result in improper personal financial gain to such **Employee** and which acts were committed with the intent to cause the ASSURED to sustain such loss.

Notwithstanding the foregoing, when a loss is covered under this INSURING CLAUSE and the **Employee** was acting in collusion with others and intended to receive improper personal financial gain, but said **Employee** failed to derive such improper personal financial gain, such loss will nevertheless be covered under this INSURING CLAUSE as if the **Employee** had obtained such improper personal financial gain provided that the ASSURED establishes that the **Employee** intended to receive such improper personal financial gain.

C. Partner

Loss, in excess of the **Financial Interest in the ASSURED** of a **Partner,** resulting directly from dishonest or fraudulent acts of such **Partner,** committed alone or in collusion with others, which acts must be committed with the intent:

(1) to cause the ASSURED to sustain such loss, and

(2) to obtain improper personal financial gain for such **Partner** and which acts in fact result in such **Partner** obtaining such gain.

Insuring Clauses

Dishonesty *(continued)*		For the purpose of this INSURING CLAUSE, improper personal financial gain shall not include salary, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments received by a **Partner** or **Employee.**

On Premises 2. Loss of **Property** resulting directly from:

    a.   robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction, or

    b.   false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the ASSURED,

while the **Property** is lodged or deposited at premises located anywhere.

Those premises of depositories maintained by a stock exchange in which the ASSURED is a member shall be deemed to be premises of the ASSURED but only as respects loss of **Certificated Securities.**

Certificated Securities held by such depository shall be deemed to be **Property** to the extent of the ASSURED'S interest therein as effected by the making of appropriate entries on the books and records of such depository.

In Transit 3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

    a.   in an armored motor vehicle, including loading and unloading thereof,

    b.   in the custody of a natural person acting as a messenger of the ASSURED, or

    c.   in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

        (1)   written records,

        (2)   **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed, or

        (3)   **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration

4. Loss resulting directly from:

    a. **Forgery** on, or fraudulent material alteration of, any **Negotiable Instrument** (other than an **Evidence of Debt), Acceptance, Withdrawal Order** or receipt for the withdrawal of **Property, Certificate of Deposit** or **Letter of Credit,** or

    b. transferring, paying or delivering any funds or other **Property,** or establishing any credit or giving any value in reliance on any written instructions to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property** which instructions fraudulently purport to bear the handwritten signature of any customer of the ASSURED, financial institution, or **Employee,** but which instructions either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, financial institution, or **Employee.**

    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5. Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

    a. acquired, sold or delivered, given value, extended credit or assumed liability, in reliance on any original

        (1) **Certificated Security,**

        (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

        (3) **Evidence of Debt,**

        (4) **Instruction** which

            i.   bears a **Forgery,** or

            ii. is fraudulently materially altered, or

            iii. is lost or stolen, or

    b. guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

    c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original.**

    Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery
(continued)

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6. Loss resulting directly from the receipt by the ASSURED in good faith of any counterfeit Money.

Computer System

7. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

Facsimile Signature

8. Loss resulting directly from any issuer of securities, transfer agent, bank, banker or trust company having received from the ASSURED or the New York Stock Exchange, specimen copies of the ASSURED'S mechanically reproduced facsimile signature and having acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the ASSURED or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the ASSURED having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

a. such facsimile signature is used

(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the ASSURED on the books of the association, company or corporation issuing the same, or

(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the ASSURED may now or at any time hereafter be named as an attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument, and

b. the New York Stock Exchange has not interposed any objections to the use by the ASSURED of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objections, and

Insuring Clauses

Facsimile Signature (continued)

    c.   this INSURING CLAUSE 8. shall not apply to any **Certificated Security** which is a **Counterfeit Original.**

General Agreements

Joint Assured

A.   Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. Each and every other ASSURED shall be conclusively deemed to have consented and agreed that none of them shall have any direct beneficiary interest in or any right of action under this Bond and neither this Bond nor any right of action shall be assignable.

Knowledge possessed or discovery made by any ASSURED shall constitute knowledge possessed or discovery made by all of the ASSUREDS for the purposes of this Bond.

All losses and other payments, if any, payable by the COMPANY shall be payable to the first named ASSURED without regard to such ASSURED'S obligations to others, and the COMPANY shall not be responsible for the application by the first named ASSURED of any payment made by the COMPANY. If the COMPANY agrees to and makes payment to any ASSURED other than the one first named, such payment shall be treated as though made to the first named ASSURED. The COMPANY shall not be liable for loss sustained by one ASSURED to the advantage of any other ASSURED.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C.   If the ASSURED, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)   occurred or will occur on premises,

(2)   been caused or will be caused by any employee, or

General Agreements

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company
(continued)

(3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

  i.   the assets shall not exceed ten percent (10%) of the ASSURED'S assets,

  ii.   there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

  iii.   the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

Change Of Control - Notice To Company

D.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days, after the ASSURED learns of a change of control.

There shall be no coverage under this Bond for any loss involving a **Partner** or a stockholder or affiliated group of stockholders that acquires control if such loss occurs after the date such party acquired control and if notice of such change in control is not received by the COMPANY within the sixty (60) day time period.

General Agreements

Change Of Control-
Notice To Company
(continued)

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or of the ASSURED by virtue of partnership interest or voting stock ownership. A change in control, for the purpose of the required notice, means:

(1) a change of twenty-five (25%) percent in the **Financial Interest in the ASSURED** or **Partners** due to a realignment of such **Partners'** percentage interest, or

(2) a change in ownership of voting stock or voting rights which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten (10%) percent or more of such stock or voting rights.

Notice To Company Of
Legal Proceedings Against
Assured - Election To
Defend

E. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed sixty (60) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

The COMPANY may, at it sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under the applicable INSURING CLAUSE of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a DEDUCTIBLE AMOUNT is applicable, or both, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Nominees

F. Loss sustained by any nominee organized by the ASSURED for the purpose of handling certain of the ASSURED'S business transactions and composed exclusively of its **Employees** shall, for all purposes under this Bond and whether any partner of the nominee is concerned or implicated in such loss, be deemed to be loss sustained by the ASSURED.

Definitions   1.   As used in this Bond:

a.   **Acceptance** means a draft which the drawee has, by signature written on it, engaged to honor as presented.

b.   **Certificate of Deposit** means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

c.   **Certificated Security** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)   represented by an instrument issued in bearer or registered form, and

(2)   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

d.   **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

e.   **Counterfeit Original** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

f.   **Employee** means:

(1)   an officer of the ASSURED,

(2)   a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)   a guest student pursuing studies or duties in any of the ASSURED'S premises,

(4)   an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5)   a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6)   an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond, or

Definitions
(continued)

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED.

Each employer of persons as set forth in f.(4) or f.(5) preceding and the partners, officers and other employees of such employers shall collectively be deemed to be one person for the purpose of Section 1.s. below, and in the event of payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery, as stated in Section 11., against any such employer.

Employee does not mean any agent, broker, factor, commission merchant, independent contractor not specified in f.(4) or f.(5) preceding, intermediary, finder or other representative of the same general character who is not on the ASSURED'S payroll system or who is not subject to the ASSURED'S reporting to the United States Internal Revenue Service on a Form W-2 or equivalent income reporting plans of other countries.

g.   **Evidence of Debt** means an instrument, including a **Negotiable Instrument,** executed by a customer of the ASSURED and held by the ASSURED, which in the regular course of business is treated as evidencing the customer's debt to the ASSURED.

h.   **Financial Interest in the ASSURED** includes the financial interest of the ASSURED'S general partner(s) or limited partner(s) included as **Partner** under this Bond, committing dishonest acts covered by this Bond or concerned or implicated in such acts, and means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this Bond, in the aggregate of:

(a) the "net worth" of the ASSURED which, for the purposes of this Bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this Bond (except that credit balances and equities in proprietary accounts of the ASSURED, which shall include capital accounts of partners, investment and trading accounts of the ASSURED, participations of the ASSURED in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the ASSURED, and

Definitions
(continued)

        (b) the value of all other **Money,** securities and property belonging to such general partner(s), or in which such general partner(s) have pecuniary interest, held by or in the custody of and legally available to the ASSURED as set-off against loss covered by this Bond, provided,

however, that if such "net worth" adjusted to give effect to loss covered by this Bond and such value of all other **Money,** securities and property as set forth in h.(1)(b) preceding, plus the amount of coverage afforded by this Bond on account of such loss, is not sufficient to enable the ASSURED to meet its obligations, including its obligations to its partners other than to such general partner(s), then the **Financial Interest in the ASSURED** of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the ASSURED on payment of loss under this Bond to meet such obligations, to the extent that such payment will enable the ASSURED to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

(2) as respects limited partners, the value of such limited partner's(s) investment in the ASSURED.

i.   **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

j.   **Initial Transaction Statement** means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1)   a description of the issue of which the **Uncertificated Security** is a part, and

(2)   the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee, and

(3)   the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee, and

(4)   the date the transfer pledge or release was registered.

k.   **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

l.   **Letter of Credit** means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

m. **Loan** means all extensions of credit by the ASSURED and all transactions creating a creditor or lessor relationship in favor of the ASSURED, including all purchase and repurchase agreements, and all transactions by which the ASSURED assumes an existing creditor or lessor relationship.

Definitions
(continued)

n. Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

o. **Negotiable Instrument** means any writing:

(1) signed by the maker or drawer, and

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer, and

(3) is payable on demand or at a definite time, and

(4) is payable to order or bearer.

p. **Partner** means any general partner of the ASSURED and any limited partner of the ASSURED who is also employed by the ASSURED.

q. **Property** means any **Money; Certificated Security; Initial Transaction Statement; Negotiable Instrument; Certificate of Deposit; Acceptance; Evidence of Debt; Withdrawal Order; Letter of Credit;** insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of account and other records recorded in writing, but not data processing records or media.

r. **Securities** means either **Certificated Securities** or **Uncertificated Securities.**

s. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement E., resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Partner** or **Employee** is implicated, or

(2) any one act or series of related acts on the part of any natural person resulting in damage, destruction, or misplacement of **Property,** or

(3) all acts other than those specified in s.(1) and s.(2), caused by any natural person or in which such person is implicated, or

(4) any one event not specified in s.(1), s.(2) or s.(3).

t. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

u. **Trade** means any purchase, exchange, or sale transaction, with or without knowledge of the ASSURED, whether or not represented by any indebtedness or balance shown to be due the ASSURED on any customer account, actual or fictitious.

Conditions And Limitations

Definitions (continued)

v.   **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

w.   **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)   not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)   of a type commonly dealt in on securities exchanges or markets, and

(3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

x.   **Withdrawal Order** means a non-negotiable instrument, other than an instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable To All Insuring Clauses

2. **This Bond does not directly or indirectly cover:**

a.   loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b.   loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in **INSURING** CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.   loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.   loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e.   damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.   any costs, fees and expenses incurred by the ASSURED:

(1)   in establishing the existence of or amount of loss covered under this Bond, or

(2)   as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

g.   loss resulting from indirect or consequential loss of any nature;

Conditions And Limitations

General Exclusions - Applicable To All Insuring Clauses (continued)

h. loss resulting from dishonest acts of any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee,** acting alone or in collusion with others;

i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Partner** or **Employee:**

(1) of any law regulating:

a. the issuance, purchase or sale of securities,

b. securities transactions on security or commodity exchanges or the over the counter market,

c. investment companies,

d. investment advisors, or

(2) of any rule or regulation made pursuant to any such law;

1. loss of confidential information, material or data;

k. loss resulting from any actual or alleged:

(1) representation or advice, or

(2) warranty or guarantee as to the performance of any investment;

I. loss due to liability resulting from disclosure of or acting on material nonpublic information;

m. loss resulting from transactions in a customer's account, whether authorized or unauthorized, except loss resulting from the unlawful withdrawal and conversion of **Money, Securities** or precious metals directly from a customer's account and provided such unlawful withdrawal and conversion is covered under INSURING CLAUSE 1; or

n. loss caused by any natural person, partnership or corporation engaged by the ASSURED to perform data processing services.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3. **This Bond does not directly or indirectly cover:**

a. loss caused by a **Partner** or **Employee** provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property;**

b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any person, except loss of **Property** in transit in the custody of any natural person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, or

(2) to do damage to the premises or **Property** of the ASSURED;

*Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.
(continued)*

c.   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the ASSURED at the time of such payment or withdrawal, or except when covered under INSURING CLAUSE 1.,

d.   loss involving any **Uncertificated Security** provided, however, this Section 3.d. shall not apply to INSURING CLAUSE *7.;*

e.   loss of property while in the mail;

f.   damages resulting from any civil, criminal or other legal proceeding in which the ASSURED is adjudicated to have engaged in racketeering activity. For the purposes of this Section 3.f., "racketeering activity" is defined in 18 United State Code 1961 et seq., as amended;

g.   loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the ASSURED provided, however, this Section 3.g. shall not apply to **Securities** covered under INSURING CLAUSE 2.a.;

h.   loss of **Property** while in the custody of a **Transportation Company** provided, however, this Section 3.h. shall not apply to INSURING CLAUSE 3.,

i.   loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S **Computer System;**

j.   loss resulting directly or indirectly from the input of data into a **Computer System** terminal device, either on the premises of a customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism;

k.   loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued, by the ASSURED or by anyone other than the ASSURED;

l.   loss involving items of deposit which are not finally paid for any reason including, but not limited to, forgery or any other fraud;

m.   loss caused by any agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED; or

n.   loss caused by any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of any third party, while conducting business with the ASSURED on behalf of such third party.

Conditions And Limitations
(continued)

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This Bond does not directly or indirectly cover:**

   a. loss resulting from the complete or partial non-payment of or default on any **Loan** whether such **Loan** was procured in good faith or through trick, artifice, fraud or false pretenses provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 7;

   b. loss resulting from forgery or any alteration;

   c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 6; or

   d. loss resulting from any **Trade** provided, however, this Section 4.d. shall not apply to INSURING CLAUSE 7.

Limit Of Liability

Aggregate Limit Of Liability

5. The COMPANY'S total cumulative liability for all **Single Loss** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this Bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement E. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

   The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 11. In the event that a loss of **Property** is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.

Conditions And Limitations
(continued)

Discovery   6.   This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

     a.   facts which may subsequently result in a loss of a type covered by this Bond, or

     b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the **Financial Interest in the ASSURED,** or the exact amount or details of loss may not then be known.

Notice To Company -   7.   a.   The ASSURED shall give the COMPANY notice at the earliest practicable
Proof - Legal Proceedings   moment, not to exceed sixty (60) days after discovery of a loss, in an amount
Against Company   that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 3. of the DECLARATIONS.

     b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

     c.   **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

     d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

     e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceeding shall be brought under this Bond by anyone other than the ASSURED.

Deductible Amount   8.   The COMPANY shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable DEDUCTIBLE AMOUNT as stated in ITEM 3. of the DECLARATIONS, and is equal to or less than the applicable SINGLE LOSS LIMIT OF LIABILITY. The DEDUCTIBLE AMOUNT is in addition to the **Financial Interest in the ASSURED** as stated in Section 1.h.

Valuation   9.   The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost
Books Of Account Or   books of account or other records, plus the cost of labor paid by the ASSURED for the
Other Records   actual transcription or copying of data to reproduce such books of account or other records.

Conditions And Limitations
(continued)

Loan	The value of any loss or that portion of any loss resulting from a **Loan** shall be the amount actually disbursed by the ASSURED to a borrower under such **Loan** reduced by all amounts including, but not limited to, interest and fees received by the ASSURED under all **Loans** to such borrower, whether or not part of any claim under this Bond.
Money	Any loss of **Money,** or loss payable in **Money,** shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.
Other Property	The value of any loss of **Property,** other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with property of like quality and value, whichever is less.
Securities	The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Securities** replaced by the ASSURED, with the consent of the COMPANY and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities,** the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.
Set-Off	Any loss covered under INSURING CLAUSE 1.A. shall be reduced by a set-off consisting of the amount owed to the **Employee** causing the loss, whether or not assigned to another.
Trade	The value of any loss or that portion of any loss resulting from a **Trade** shall be reduced by the amount of commission and other amounts received by the ASSURED as a result of such **Trade.**

Securities Settlement

10. In the event of a loss of **Securities** covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement **Securities,** tender the value of the **Securities** in **Money,** or issue its indemnity to effect replacement **Securities.**

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the COMPANY'S indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable DEDUCTIBLE AMOUNT but within the SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the **Securities;**

Conditions And Limitations

Securities Settlement *(continued)*	c. for **Securities** having a value greater than the applicable SINGLE LOSS LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the SINGLE LOSS LIMIT OF LIABILITY bears to the value of the **Securities.**

The value referred to in Sections 10.a., b., and c. is the value in accordance with Section 9., Valuation, regardless of the value of such **Securities** at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the COMPANY'S premium charge for the COMPANY'S indemnity as set forth in Sections 10.a., b., and c. No portion of the SINGLE LOSS LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement **Securities.**

Subrogation - *Assignment - Recovery*	11	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, in the following order:

a.   first, to the satisfaction of the ASSURED'S covered loss which would otherwise have been paid but for the fact that it is in excess of either the SINGLE LOSS LIMIT OF LIABILITY or AGGREGATE LIMIT OF LIABILITY,

b.   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d.   fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Conditions And Limitations

Subrogation - Assignment — Recovery (continued)

This Bond does not afford coverage in favor of any Depository, and, in the event of a payment under this Bond, the COMPANY shall be subrogated to the ASSURED'S rights of recovery against any Depository.

To the extent that, under the rules of a Depository, the ASSURED is liable to such Depository for a portion of the recovery received by the COMPANY, the COMPANY will reimburse the ASSURED for the ASSURED'S liability for its portion of such recovery up to, but not exceeding, the amount of the loss payment by the COMPANY.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. This Bond terminates as an entirety on the earliest occurrence of any of the following:

a. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this Bond, or

b. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

c. immediately on the dissolution of the ASSURED, or

d. immediately on the taking over of the ASSURED by another entity, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD. This

Bond terminates as to any **Partner** or **Employee:**

(1) immediately on the ASSURED, or any of its **Partners,** directors, trustees or officers not acting in collusion with such **Partner** or **Employee,** learning of any dishonest act committed by such **Partner** or **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or

Conditions And Limitations

Termination
(continued)

(2) fifteen (15) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any **Partner** or **Employee.**

Termination as to any **Partner** or **Employee** shall not apply if the dishonest act occurred prior to the employment with the ASSURED and involved less than $10,000.

Such termination, however, is without prejudice to the loss of any **Property** then in transit in the custody of such **Partner** or **Employee.**

The COMPANY will mark its records to indicate that the organizations named in ITEM 5. of the DECLARATIONS are to be notified promptly concerning termination or substantial modification of this Bond as an entirety or as to any **Partner** or **Employee,** whether such termination is effected by notice from the ASSURED or by the COMPANY. The COMPANY will use its best efforts to so notify said organizations, but failure to so notify shall not impair or delay the effectiveness of any such termination.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.   the ASSURED, or

b.   a **Transportation Company,** or

c.   another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Employee Benefit Plans

15. All of the ASSURED'S employee benefit plans that qualify under Section 412 of the Employee Retirement Income Security Act of 1974 (ERISA), are provided bonding protection under INSURING CLAUSE 1., DISHONESTY, as required under ERISA.

Conformity

16. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change Or Modification

17. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

NAME OF ASSURED: CAPITALA FINANCE CORP

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

CAPITALA FINANCE CORP
CAPITALA INVESTMENT ADVISORS LLC
CAPITALA ADVISORS CORP., INC

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                                                Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 70437189

NAME OF ASSURED: CAPITALA FINANCE CORP

REVISE ITEM 3 ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 3. in its entirety in the DECLARATIONS and substituting the following:

"ITEM 3.   SINGLE LOSS LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

The amounts set forth below shall be part of and not in addition to the AGGREGATE LIMIT OF LIABILITY. If **"Not Covered"** is inserted opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Dishonesty		
A. Employee	$2,500,000	$0
B. Trade or Loan	$2,500,000	$50,000
C. Partner	Not Covered	Not Covered
2. On Premises	$2,500,000	$50,000
3. In Transit	$2,500,000	$50,000
4. Forgery or Alteration	$2,500,000	$50,000
5. Extended Forgery	$2,500,000	$50,000
6. Counterfeit Money	$2,500,000	$50,000
7. Computer System	$2,500,000	$50,000
8. Facsimile Signature	$100,000	$5,000
9. Audit Expense	$100,000	$5,000
10. Stop Payment	$50,000.	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016. ALL

OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                          Authorized Representative

Endorsement No.: 3

Bond Number: 70437189

NAME OF ASSURED: CAPITALA FINANCE CORP

AUDIT EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"9   Audit Expense

Reasonable expense incurred by the ASSURED for audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants as the result of loss sustained by the ASSURED in excess of the applicable DEDUCTIBLE AMOUNT. This INSURING CLAUSE applies solely to losses covered under INSURING CLAUSE 1."

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f.(1) does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 70437189

NAME OF ASSURED: CAPITALA FINANCE CORP

_____

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"10. Stop Payment Order or Refusal To Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.   complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.   refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

"Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 10. **This**

Bond does not directly or indirectly cover:

a.   liability assumed by the ASSURED by agreement under any contract, unless such liability could have attached to the ASSURED even in the absence of such agreement,

b.   loss arising out of:

(1)   libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)   sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)   discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016. ALL

OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                              Authorized Representative

B-2 Bond
Form 17-02-2365 (Ed. 10-00)

FEDERAL INSURANCE COMPANY

Endorsement No: 5

Bond Number: 70437189

NAME OF ASSURED: CAPITALA FINANCE CORP

PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this Bond for the period   September 20, 2016 to September 20, 2017 is:

       Premium: Eight thousand four hundred seventy five dollars ($8,475.00)

2.   It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                          Authorized Representative

Effective date of
this endorsement/rider: September 20, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and
form a part of Policy No. 70437189

Issued to: CAPITALA FINANCE CORP

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No. 7

Bond Number: 70437189

NAME OF ASSURED: CAPITALA FINANCE CORP

NORTH CAROLINA AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph d. in its entirety from Section 7., Notice to Company-Proof-Legal Proceedings Against Company, and substituting the following:

"d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of thirty-six (36) months from the discovery of such loss."

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                         Authorized Representative

State Amendatory-General Use
Form 17-02-1453 (Ed. 1-97)

NAME OF ASSURED: CAPITALA FINANCE CORP

AMENDED EXTENDED FORGERY ENDORSEMENT

It is agreed that this Bond is amended by deleting INSURING CLAUSE 5., Extended Forgery, in its entirety and substituting the following:

5.   Extended Forgery

Loss resulting directly from the ASSURED having, in good faith, for its own account or the account of others:

a.   acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original

(1)   Certificated Security,

(2)   deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property,

(3)   Evidence of Debt, or

(4)   Instruction

which

i.   bears a **Forgery,** or

ii.   is fraudulently materially altered, or

iii.   is lost or stolen, or

b.   guaranteed in writing or witnessed any signature on any transfer, assignment, bill of sale, power of attorney, or endorsement upon or in connection with any item listed in a.(1) through a.(4) above, or

c.   acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original.**

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by the ASSURED or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

This Endorsement applies to loss discovered after 12:01 a.m. on September 20, 2016. ALL

OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2016   By _____
                                                        Authorized Representative